Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Incorporation or Organization
AngioCare Corporation	Delaware
ArthroCare Canada, Ltd.	Canada
ArthroCare Corporation Cayman Islands	Cayman Islands
ArthroCare Costa Rica SRL	Costa Rica
ArthroCare Deutschland GmbH	Germany
ArthroCare Europe AB	Sweden
ArthroCare France SRL	France
ArthroCare, Ltd.	Hong Kong
ArthroCare International, Inc.	Delaware
ArthroCare Italy SPA	Italy
ArthroCare Luxembourg, S.a.r.l.	Luxembourg
ArthroCare Medical Corporation	Nevada
ArthroCare Pty, Ltd.	Australia
ArthroCare U.K. LTD	United Kingdom
Atlantech Medizinishche Produkte Vertreibs GmbH	Austria
Device Reimbursement Services, Inc.	Nevada
DiscoCare, Inc.	Delaware
LySonix, Inc.	Nevada
MDA Capital, Inc.	Nevada
Medical Device Alliance Inc.	Nevada
Parallax Medical, Inc.	Delaware
OC Acquisition Sub, LLC	California